Loyalty Program

February 18, 2009

Jan Woo, Esq.

Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

RE:	Global Club, Inc.

Amendment No. 3 Registration Statement on Form S-1

Filed January, 2009

File No. 333-153385

Dear Ms.Woo,

Thank you for your comment and assistance in regards to our above filing. We have endeavored to edit our submission in consideration of your recommendations. Please find below an outline briefly describing our edits as per your comments relating to the amended registration statement. The numbers below correspond to the comments provided by the Commission.

Part II, Item 16, Exhibits and Financial Statement Schedules, page 54

•	We have provided a currently dated auditor’s consent as well as an updated legal opinion.

Thank you.

/s/ Orlando Junhiti Narita

Orlando Junhiti Narita

President

www.globalclubloyalty.com

info@globalclubloyalty.com

Phone 775-333-1198